Exhibit 99.2

MEDIGUS LTD.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on December 22, 2015)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on November 27, 2015, at the Annual General Meeting of the Shareholders of Medigus Ltd. to be held on December 29, 2015, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite eachagenda item. it is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder tohave instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

83724 Medigus VIF Proof 2

Annual General Meeting of Medigus Ltd. (the "Company")

Date: December 29, 2015

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-elect the following to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:			
1a Dr. Nissim Darvish	☐	☐	☐
1b Mr. Christopher (Chris) Rowland	☐	☐	☐
1c Ms. Anat Naschitz	☐	☐	☐
1d Mr. Doron Birger	☐	☐	☐
1. To re-elect Messrs. Dr. Nissim Darvish, Christopher (Chris) Rowland, Anat Naschitz and Doron Birger to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;	☐	☐	☐
2. To re-elect Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company	☐	☐	☐
3. To approve the grant of options to the Company's chief executive officer, Christopher (Chris) Rowland;	☐	☐	☐

	Yes	No
3.1 Are you a controlling shareholder in the Company or have a personal interest in the approval of the resolution	☐	☐

	For	Against	Abstain
4. To approve the grant of options to the Company's VP Israel Operations, Minelu (Menashe) Sonnenschein;	☐	☐	☐

	Yes	No
4.1 Are you a controlling shareholder in the Company or have a personal interest in the approval of the resolution	☐	☐

	For	Against	Abstain
5. To approve the grant of options to the Company's Medical Director, Dr. Aviel Roy Shapira;	☐	☐	☐

	Yes	No
5.1 Are you a controlling shareholder in the Company or have a personal interest in the approval of the resolution	☐	☐

	For	Against	Abstain
6. To approve the Company's Compensation Policy;	☐	☐	☐

	Yes	No
6.1 Are you a controlling shareholder in the Company or have a personal interest in the approval of the resolution	☐	☐

	For	Against	Abstain
7. To approve an amendment to the 2013 Share Option and Incentive Plan (the "Plan") to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 2,700,000 ordinary shares of the Company; and	☐	☐	☐
8. To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the year ending December 31, 2015, and its service until the annual general meeting of shareholders to be held in 2016.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______ Please Date Above ______

Please Sign Here ______ Please Date Above ______

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Medigus Ltd. to be held December 29, 2015 For Holders as of November 27, 2015

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on December 22, 2015.

PROXY TABULATOR FOR
MEDIGUS LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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83724 Medigus VIF.indd 1 12/1/2015 11:08:01 AM